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             Dataram Ends Year With Strong Fourth Quarter

     PRINCETON, N.J., May 20/PRNewswire/-- Dataram Corporation (Amex:
DTM) continued its earnings momentum, achieving solid gains in revenues, net earnings and earnings per share for the fourth quarter of fiscal 1998, Robert V. Tarantino, president and chief executive officer, announced today.
     For the fourth quarter ended April 30, 1998, revenues increased 14% to $19.2 million compared to $16.9 million in the year earlier period. Net earnings rose 22% to $1,075,000, or $.35 per share, versus $879,000, or $.27 per share, for last year's comparable quarter.
     For the fiscal year ended April 30, 1998, revenues increased 12% to $77.3 million compared to the $69.0 million reported in fiscal 1997. Net earnings were $3,722,000 in fiscal 1998 versus $3,769,000 in fiscal 1997. Dataram reported improved earnings per share of $1.19 in 1998 versus $1.10 earnings per share in 1997. During the fourth quarter, Dataram completed the Open Market Repurchase Plan announced on July 11, 1997 which provided for the repurchase of up to 300,000 shares of the Company's common stock. The Company purchased the full 300,000 shares at a total cost of $2,989,000.
     Dataram achieved its third consecutive quarter of strong earnings growth. "In the first quarter, we revamped out product line to focus exclusively on high capacity memory products, which significantly contributed to improved margins and earnings growth," Tarantino stated. "We have been consistently 'first to market' with new product introductions which also improved margins. Additionally, we invested heavily during the year to expand our domestic and international sales force resulting in a broadened customer base.
     Paced by increased demand in Dataram's key markets - for high performance workstations and servers - volume remained strong. "For the fourth quarter and fiscal year, we increased revenues. Volume increases have more than offset reduced product selling prices," Tarantino said. "Our continuing commitment to invest in our manufacturing facility has enabled us to profitably achieve this growth. Additionally, our new distribution center in the United Kingdom is allowing us to profitably serve a rapidly expanding European Union customer base."
     Tarantino noted another significant event in the fourth quarter, a licensing agreement enabling Dataram to use Sun Microsystems, Inc. patented memory module technology, which should enhance sales to the Sun market. The agreement resolved litigation between Sun and Dataram that began in August 1996, in which the Company has incurred considerable legal expense.
     Earlier in the year, the Company entered into a licensing agreement with Silicon Graphics, Inc. which resulted in increased favorable customer acceptance of the Company's product offerings in that market.
     "Looking ahead, we see continued strong volume growth, a broadened product line in our markets and an expanding customer base," Tarantino said. "We are confident of revenue and earnings growth in fiscal 1999."
     Dataram develops, manufactures and markets gigabyte memory boards for the UNIX and Windows NT workstations and server markets.
                         (more)


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                  Dataram Corporation and Subsidiary
                   Consolidated Summary Information
                (In thousands except per share amounts)

                      Quarter Ended        Year Ended
                        April 30            April 30
                     1998      1997      1998        1997

Revenues           $19,227   $16,850    $77,286    $68,980

Net Earnings       $ 1,075   $   879    $ 3,722    $ 3,769
Earnings Per Share
- Basic               $.38      $.28      $1.26      $1.12
- Diluted             $.35      $.27      $1.19      $1.10
Average Shares Outstanding
- Basic              2,836     3,137      2,958      3,361
- Diluted            3,072     3,299      3,118      3,432

               DATARAM CORPORATION AND SUBSIDIARY
          Fourth Quarter and Fiscal Year 1998 and 1997
                CONSOLIDATED SUMMARY OF EARNINGS
            (In thousands, except per share amounts)

                             Three     Three    Twelve    Twelve
                            Months    Months    Months    Months
                             Ended     Ended     Ended     Ended
                           April 30  April 30  April 30  April 30

Revenues                   $19,227   $16,850   $77,286   $68,980
Costs and expenses:
  Cost of sales             13,879    13,245    58,608    54,409
  Engineering and
    Development                305       297     1,113     1,030
  Selling, general and
    Administrative           3,321     1,885    11,766     7,674
                            17,505    15,427    71,487    63,113

Earnings from Operations     1,722     1,423     5,799     5,867

Other income, net               43         8       268       227

Earnings before income taxes 1,765     1,431     6,067     6,094
Income taxes                   690       552     2,345     2,325

Net earnings                $1,075      $879    $3,722    $3,769

Net earnings per share
  Basic                      $0.38     $0.28     $1.26     $1.12
  Diluted                    $0.35     $0.27     $1.19     $1.10

Average number of shares Outstanding
  Basic                      2,836     3,137     2,958     3,361
  Diluted                    3,072     3,299     3,118     3,432
                             (more)

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                  CONSOLIDATED BALANCE SHEETS
                       (in thousands)

                                  April 30      April 30
1998 1997

Assets
Current assets:
Cash and cash equivalents         $ 7,530       $ 6,836
Trade receivables, net             10,076         8,473
Inventories                         2,923         4,396
Other current assets                  493           572
   Total current assets            21,022        20,277

Property and equipment, net         3,435         2,254

Other assets                            7             6

                                  $24,464       $22,537

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable                  $ 4,699       $ 4,145
Accrued liabilities                 1,548         1,093
Income taxes payable                  236             0
   Total current liabilities        6,483         5,238

Deferred income taxes               1,013         1,013

Stockholders' equity:
Common stock                        2,781         3,078
Additional paid-in capital          2,126         2,453
Retained earnings                  12,061        10,755
   Total stockholders' equity      16,968        16,286

                                  $24,464       $22,537

SOURCE  Dataram Corporation
   -0-                       05/20/98
/CONTACT:  Mark Maddocks, Vice-President, Finance of Dataram, 609-
799-0071/
(DTM)